Exhibit 99.1

iHuman Inc. Announces Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

BEIJING, China, March 31, 2023 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Highlights

•	Revenues reached a record-high of RMB260.7 million (US$37.8 million), compared with RMB237.8 million in the same period last year.

•	Gross profit was RMB181.0 million (US$26.2 million), compared with RMB164.9 million in the same period last year.

•	Operating income was RMB39.1 million (US$5.7 million), a remarkable turnaround compared with an operating loss of RMB10.6 million in the same period last year.

•	Adjusted operating income[1] was RMB44.2 million (US$6.4 million), a remarkable turnaround compared with an adjusted operating loss of RMB9.0 million in the same period last year.

•	Net income was RMB35.4 million (US$5.1 million), a remarkable turnaround compared with a net loss of RMB7.9 million in the same period last year.

•	Adjusted net income[1] was RMB40.5 million (US$5.9 million), a remarkable turnaround compared with an adjusted net loss of RMB6.4 million in the same period last year.

•	Average total MAUs[2] reached a record-high of 22.22 million, a year-over-year increase of 35.9%.

•	Number of paying users[3] reached a record-high of 1.75 million, a year-over-year increase of 23.9%.

Fiscal Year 2022 Highlights

•	Revenues were RMB985.5 million (US$142.9 million), compared with RMB944.7 million in fiscal year 2021.

•	Gross profit was RMB691.2 million (US$100.2 million), compared with RMB660.6 million in fiscal year 2021.

•	Operating income was RMB111.6 million (US$16.2 million), a remarkable turnaround compared with an operating loss of RMB54.2 million in fiscal year 2021.

•	Adjusted operating income was RMB124.6 million (US$18.1 million), a remarkable turnaround compared with an adjusted operating loss of RMB39.1 million in fiscal year 2021.

•	Net income was RMB109.8 million (US$15.9 million), a remarkable turnaround compared with a net loss of RMB37.1 million in fiscal year 2021.

•	Adjusted net income was RMB122.9 million (US$17.8 million), a remarkable turnaround compared with an adjusted net loss of RMB21.9 million in fiscal year 2021.

•	Average total MAUs for fiscal year 2022 were 19.86 million.

•	Number of paying users for fiscal year 2022 was 4.75 million.

1 “Adjusted operating income (loss)” and “adjusted net income (loss)” exclude share-based compensation expenses. Please see “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and non-GAAP Results” at the end of this press release.

2 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

3 “Paying users” refers to users who paid subscription fees for premium content on any of the Company’s apps during a specific period; a user who makes payments across different apps using the same registered account is counted as one paying user, and a user who makes payments for the same app multiple times in the same period is counted as one paying user.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “We are thrilled to close out 2022 on a high note, especially given the challenging operating environment for companies globally. Our fourth quarter revenues reached an all-time high, and our bottom line remained solid. Essential to our robust financial performance was the continuous improvement of our industry-leading product offerings. In the quarter, we continued to invest in product enhancements and new verticals to better serve our users’ needs across markets. In our international markets, we made further inroads with the launch of Aha World, an open-ended interactive app for kids to explore and engage in fantasy world adventures. As a brand-new product developed specifically for international markets, Aha World aims to inspire creativity and imagination by offering kids a highly immersive digital experience with diverse themes and captivating features. So far, we have rolled out themes such as “Dino Land”, “Ocean World” and “Winter Land”, each offering an open-ended virtual space where kids can let their imagination run wild as they create their own characters, interact with props, create their own storylines with realistic sound effects, and more. Domestically, we continued to expand our content library and diversify our content formats to provide a more dynamic user experience. For example, for the iHuman Little Artists app, we rolled out Magic Coloring Box, an offline feature that can be used side-by-side with the mobile app to create an integrated online-offline experience. Powered by our industry-leading AI technologies, the enhanced app can bring kids’ artwork to life by turning it into an animation with a single snapshot, and allowing kids to interact with their on-screen creations, dragging and dropping them into different scenarios, and creating unique stories. Moving forward, we will remain laser-focused on executing our product-driven strategy to optimize our user experience, deliver long-term value for our consumers and drive the sustainable growth of our business.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “We are excited to report another robust quarter, reaching several new record-highs during the period. We delivered all-time high revenues of RMB260.7 million in the fourth quarter, representing an increase of 9.6% year-over-year. This result reflects the strong appeal of our diversified portfolio and the solid execution capabilities of our team. More importantly, we achieved our fourth consecutive quarter of profitability during the year. Our fourth quarter operating income reached a record-high, and net income reached RMB35.4 million, a remarkable turnaround from the same period last year. The sustained improvement in profitability also resulted in our first annual profit since our initial public offering in 2020. In addition, we maintained a strong balance sheet and healthy operating cash flow, with cash and cash equivalents exceeding RMB1 billion as of the year end. This provides us with the means and flexibility to invest in technological and product innovation and pursue attractive opportunities to propel our continued growth. On the user front, we saw notable expansion in the scale of our communities. Our average total MAUs continued on an upward trajectory, hitting another record high of 22.22 million, an increase of 35.9% year-over-year. This reflects the effective execution of our user acquisition strategy. As we enter the new year, we have a demonstrated track record of delivering on our objectives and the confidence to build upon the momentum we achieved in 2022. Looking ahead, we will continue to invest in key strategic initiatives while maintaining our financial discipline and operational excellence.”

Fourth Quarter 2022 Unaudited Financial Results

Revenues

Revenues were RMB260.7 million (US$37.8 million), an increase of 9.6% from RMB237.8 million in the same period last year, primarily driven by user expansion and enhanced user engagement.

Average total MAUs for the quarter were 22.22 million, an increase of 35.9% year-over-year from 16.35 million in the same period last year. The number of paying users was 1.75 million.

Cost of Revenues

Cost of revenues was RMB79.7 million (US$11.6 million), an increase of 9.3% from RMB72.9 million in the same period last year, primarily due to an increase in channel costs, which was in line with the Company’s revenue expansion.

Gross Profit and Gross Margin

Gross profit was RMB181.0 million (US$26.2 million), an increase of 9.8% from RMB164.9 million in the same period last year. Gross margin was 69.4%, compared with 69.3% in the same period last year.

Operating Expenses

Total operating expenses were RMB141.9 million (US$20.6 million), a decrease of 19.2% from RMB175.5 million in the same period last year.

Research and development expenses were RMB66.8 million (US$9.7 million), a decrease of 38.8% from RMB109.1 million in the same period last year, primarily due to payroll-related cost savings and decreased outsourcing expenses.

Sales and marketing expenses were RMB45.8 million (US$6.6 million), an increase of 25.0% from RMB36.7 million in the same period last year, primarily due to increased strategic investments in seasonal promotional activities.

General and administrative expenses were RMB29.3 million (US$4.2 million), a decrease of 1.7% from RMB29.8 million in the same period last year.

Operating Income

Operating income was RMB39.1 million (US$5.7 million), compared with an operating loss of RMB10.6 million in the same period last year.

Excluding share-based compensation expenses, adjusted operating income was RMB44.2 million (US$6.4 million), compared with an adjusted operating loss of RMB9.0 million in the same period last year.

Net Income

Net income was RMB35.4 million (US$5.1 million), compared with a net loss of RMB7.9 million in the same period last year.

Adjusted net income was RMB40.5 million (US$5.9 million), compared with an adjusted net loss of RMB6.4 million in the same period last year.

Basic and diluted net income per ADS were RMB0.67 (US$0.10) and RMB0.66 (US$0.10), respectively, compared with basic and diluted net loss per ADS of RMB0.15 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net income per ADS was RMB0.75 (US$0.11), compared with an adjusted diluted net loss per ADS of RMB0.12 in the same period last year.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB379.1 million (US$55.0 million) as of December 31, 2022, compared with RMB303.0 million as of December 31, 2021.

Cash and Cash Equivalents

Cash and cash equivalents were RMB1,050.0 million (US$152.2 million) as of December 31, 2022, compared with RMB855.4 million as of December 31, 2021.

Fiscal Year 2022 Unaudited Financial Results

Revenues

Revenues were RMB985.5 million (US$142.9 million), an increase of 4.3% from RMB944.7 million in fiscal year 2021.

Average total MAUs were 19.86 million, an increase of 21.1% year-over-year from 16.40 million in fiscal year 2021. The number of paying users for the year was 4.75 million.

Cost of Revenues

Cost of revenues was RMB294.3 million (US$42.7 million), an increase of 3.6% from RMB284.1 million in fiscal year 2021.

Gross Profit and Gross Margin

Gross profit was RMB691.2 million (US$100.2 million), an increase of 4.6% from RMB660.6 million in fiscal year 2021. Gross margin was 70.1%, compared with 69.9% in fiscal year 2021.

Operating Expenses

Total operating expenses were RMB579.6 million (US$84.0 million), a decrease of 18.9% from RMB714.9 million in fiscal year 2021.

Research and development expenses were RMB313.5 million (US$45.5 million), a decrease of 24.5% from RMB415.3 million in fiscal year 2021, primarily due to payroll-related cost savings and decreased outsourcing expenses.

Sales and marketing expenses were RMB156.9 million (US$22.8 million), a decrease of 22.4% from RMB202.1 million in fiscal year 2021, primarily due to a cost-effective and optimized advertising strategy.

General and administrative expenses were RMB109.2 million (US$15.8 million), an increase of 12.1% from RMB97.4 million in fiscal year 2021, primarily due to expenses related to upgrading the Company’s corporate governance and compliance structure as a publicly listed company.

Operating Income

Operating income was RMB111.6 million (US$16.2 million), compared with an operating loss of RMB54.2 million in fiscal year 2021.

Excluding share-based compensation expenses, adjusted operating income was RMB124.6 million (US$18.1 million), compared with an adjusted operating loss of RMB39.1 million in fiscal year 2021.

Net Income

Net income was RMB109.8 million (US$15.9 million), compared with a net loss of RMB37.1 million in fiscal year 2021.

Adjusted net income was RMB122.9 million (US$17.8 million), compared with an adjusted net loss of RMB21.9 million in fiscal year 2021.

Basic and diluted net income per ADS were RMB2.06 (US$0.30) and RMB2.03 (US$0.29), respectively, compared with basic and diluted net loss per ADS of RMB0.69 in fiscal year 2021. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net income per ADS was RMB2.27 (US$0.33), compared with an adjusted diluted net loss per ADS of RMB0.41 in fiscal year 2021.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2022, which was RMB6.8972 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS as operating income (loss), net income (loss) and diluted net income (loss) per ADS excluding share-based compensation expenses, respectively. Adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-rearing experience easier for parents and transforming cognitive development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: eric.yuan@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	855,362	1,049,999	152,236
Accounts receivable, net	56,132	79,614	11,543
Inventories, net	28,054	19,127	2,773
Amounts due from related parties	2,845	2,286	331
Prepayments and other current assets	72,851	102,765	14,900
Total current assets	1,015,244	1,253,791	181,783
Non-current assets
Property and equipment, net	12,286	9,205	1,335
Intangible assets, net	27,287	24,872	3,606
Operating lease right-of-use assets	38,237	12,782	1,853
Long-term investment	-	26,333	3,818
Amounts due from related parties	4,223	-	-
Other non-current assets	3,604	6,416	931
Total non-current assets	85,637	79,608	11,543
Total assets	1,100,881	1,333,399	193,326

LIABILITIES
Current liabilities
Accounts payable	30,536	24,206	3,510
Deferred revenue and customer advances	302,980	379,063	54,959
Amounts due to related parties	8,853	6,944	1,007
Accrued expenses and other current liabilities	115,895	144,717	20,982
Current operating lease liabilities	24,669	6,123	888
Total current liabilities	482,933	561,053	81,346
Non-current liabilities
Non-current operating lease liabilities	9,577	2,894	420
Total non-current liabilities	9,577	2,894	420
Total liabilities	492,510	563,947	81,766
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2021 and December 31, 2022; 125,122,382 Class A shares issued and 123,852,667 outstanding as of December 31, 2021; 125,122,382 Class A shares issued and 121,722,467 outstanding as of December 31, 2022; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2021 and December 31, 2022; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2021 and December 31, 2022)	185	185	27
Additional paid-in capital	1,066,052	1,079,099	156,455
Treasury stock	(164)	(7,123)	(1,033)
Statutory reserves	606	7,967	1,155
Accumulated other comprehensive income (loss)	(34,677)	10,497	1,522
Accumulated deficit	(423,631)	(321,173)	(46,566)
Total shareholders’ equity	608,371	769,452	111,560
Total liabilities and shareholders’ equity	1,100,881	1,333,399	193,326

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	237,822	251,527	260,704	37,799	944,722	985,517	142,887
Cost of revenues	(72,913)	(74,422)	(79,707)	(11,556)	(284,098)	(294,343)	(42,676)

Gross profit	164,909	177,105	180,997	26,243	660,624	691,174	100,211

Operating expenses
Research and development expenses	(109,081)	(71,859)	(66,796)	(9,685)	(415,334)	(313,481)	(45,450)
Sales and marketing expenses	(36,652)	(41,669)	(45,811)	(6,642)	(202,093)	(156,916)	(22,751)
General and administrative expenses	(29,751)	(25,035)	(29,253)	(4,241)	(97,445)	(109,195)	(15,832)
Total operating expenses	(175,484)	(138,563)	(141,860)	(20,568)	(714,872)	(579,592)	(84,033)
Operating income (loss)	(10,575)	38,542	39,137	5,675	(54,248)	111,582	16,178
Other income, net	2,691	9,611	5,315	771	17,052	21,190	3,072
Income (loss) before income taxes	(7,884)	48,153	44,452	6,446	(37,196)	132,772	19,250
Income tax benefit (expenses)	(25)	(8,675)	(9,019)	(1,308)	145	(22,953)	(3,328)
Net income (loss)	(7,909)	39,478	35,433	5,138	(37,051)	109,819	15,922

Net income (loss) per ADS:
- Basic	(0.15)	0.74	0.67	0.10	(0.69)	2.06	0.30
- Diluted	(0.15)	0.73	0.66	0.10	(0.69)	2.03	0.29

Weighted average number of ADSs:
- Basic	53,331,950	53,240,710	53,205,925	53,205,925	53,326,360	53,307,044	53,307,044
- Diluted	53,331,950	54,114,651	54,033,560	54,033,560	53,326,360	54,040,908	54,040,908

Total share-based compensation expenses included in:
Cost of revenues	172	77	168	24	940	348	50
Research and development expenses	220	2,045	2,564	372	5,431	6,377	925
Sales and marketing expenses	80	698	559	81	3,010	1,599	232
General and administrative expenses	1,054	1,187	1,757	255	5,794	4,720	684

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income (loss)	(10,575)	38,542	39,137	5,675	(54,248)	111,582	16,178
Share-based compensation expenses	1,526	4,007	5,048	732	15,175	13,044	1,891
Adjusted operating income (loss)	(9,049)	42,549	44,185	6,407	(39,073)	124,626	18,069

Net income (loss)	(7,909)	39,478	35,433	5,138	(37,051)	109,819	15,922
Share-based compensation expenses	1,526	4,007	5,048	732	15,175	13,044	1,891
Adjusted net income (loss)	(6,383)	43,485	40,481	5,870	(21,876)	122,863	17,813

Diluted net income (loss) per ADS	(0.15)	0.73	0.66	0.10	(0.69)	2.03	0.29
Impact of non-GAAP adjustments	0.03	0.07	0.09	0.01	0.28	0.24	0.04
Adjusted diluted net income (loss) per ADS	(0.12)	0.80	0.75	0.11	(0.41)	2.27	0.33

Weighted average number of ADSs – diluted	53,331,950	54,114,651	54,033,560	54,033,560	53,326,360	54,040,908	54,040,908
Weighted average number of ADSs – adjusted	53,331,950	54,114,651	54,033,560	54,033,560	53,326,360	54,040,908	54,040,908